SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

May 29, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2

1		NAMES OF REPORTING PERSONS GE Capital Equity Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 61,400* (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 61,400* (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,400* (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%* (See Item 4)
12		TYPE OF REPORTING PERSON CO

*Represented by warrants to purchase shares of the Issuer’s Series A-1 Convertible Preferred Stock, which are convertible into shares of Common Stock.

CUSIP No.	13G	Page 3

1		NAMES OF REPORTING PERSONS General Electric Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 61,400* (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 61,400* (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,400* (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%* (See Item 4)
12		TYPE OF REPORTING PERSON CO

*Includes all shares of Common Stock of the Issuer deemed beneficially owned by GE Capital Equity Investments, Inc.

CUSIP No.	13G	Page 4

1		NAMES OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 61,400* (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 61,400* (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,400* (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%* (See Item 4)
12		TYPE OF REPORTING PERSON CO; HC

*Includes all shares of Common Stock of the Issuer deemed beneficially owned by GE Capital Equity Investments, Inc. (See Item 4).

Item 1(a). Name of Issuer:

Radius Health, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

201 Broadway, Sixth Floor

Cambridge, Massachusetts  02142

Item 2(a). Name of Person Filing:

This statement is being filed by each of:

GE Capital Equity Investments, Inc. (“GECEI”)
General Electric Capital Corporation (“GE Capital”)
General Electric Company (“GE”)

GECEI is wholly-owned subsidiary of GE Capital.  GE Capital is a wholly-owned subsidiary of GE.

GECEI, GE Capital, and GE are referred to herein collectively as the “Reporting Persons”.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of GECEI is located at 201 Merritt 7, Norwalk, Connecticut 06851.  The principal business office of GE Capital is located at 901 Main Avenue, Norwalk, Connecticut 06851.  The principal business office of GE is located at 3135 Easton Turnpike, Fairfield, Connecticut 06828.

Item 2(c). Citizenship:

Each of GECEI and GE Capital is a Delaware corporation.  GE is a New York corporation.

Item 2(d). Title and Class of Securities:

Common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”)

Item 2(e). CUSIP Number:

None

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer are incorporated by reference.

As of May 29, 2012 and September 26, 2012, GECEI owned warrants to purchase an aggregate of 6,140 shares of the Issuer’s Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred”), which are convertible into an aggregate of 61,400 shares of Common Stock, representing approximately 6.7% of the Common Stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares of Common Stock outstanding as of August 7, 2012, as reported in the Company’s Form 10-Q filed with the SEC on August 7, 2012 (857,301 shares), plus the shares of Common Stock issuable to GECEI upon exercise of the warrants and conversion of the Series A-1 Preferred described above).  GE Capital may be deemed to beneficially own the shares of Common Stock beneficially owned by GECEI.  GE expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by GECEI and GECC.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [__].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(c)       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a–11 under the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2012

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Managing Director, Chief Financial Officer, and Treasurer

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

GENERAL ELECTRIC COMPANY

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated September 26, 2012, by and among the Reporting Persons

2	Power of Attorney (General Electric Capital Corporation)

3	Power of Attorney (General Electric Company)